                                    LAW FIRM
                         BLACKWELL SANDERS PEPER MARTIN
                                       LLP
                4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
                   P.O. BOX 219777 KANSAS CITY, MO 64141-6777
                     TEL: (816) 983-8000 FAX: (816) 983-8080
                        WEBSITE: www.blackwellsanders.com

Kirstin Pace Salzman                                  DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8316                     E-MAIL: ksalzman@blackwellsanders.com

                                January 27, 2006

VIA EMAIL & EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Room 4700
Washington, D.C.  20549-0505

Attention:  Larry L. Greene, Senior Counsel

     Re:  Tortoise North American Energy Corporation, file No. 811-21700 ("TYN")
          Tortoise Energy Capital Corporation, file 811-21725 ("TYY")

Dear Larry:

     On behalf of TYY and TYN (the  "Companies"),  we are responding to comments received by  telephone  from you on January 23 and 24, 2006,  on the  Companies'
Preliminary  Proxy Statements filed with the Securities and Exchange  Commission
(the "Commission") on January 12, 2006 (the "Proxies").  Because the Proxies are
very similar and your comments were directed to both Proxies, our responses will address the proxy statement for TYN, with the  understanding  that all responses and changes will be applied to both  Proxies.  Attached to the e-mailed  copy of this letter we have  included a clean copy of the Proxies,  and marked copies of the Proxies  showing the changes that we have made since their  initial  filing.
These changes are responsive to your comments and also include other  conforming and clean up changes.

     Capitalized terms used without  definition in this letter have the meanings ascribed  to them  in the TYN  proxy  statement  (the  "TYN  Proxy").  For  your convenience,  we have summarized your comments in italicized type below and have followed each comment with our response.  Page numbers refer to the pages in the marked copy of the TYN Proxy.

General

     Please refer to persons who are not  "interested  persons," as that term is used in the 1940 Act, as "independent," rather than "not interested."

          The requested change has been made throughout the Proxies.

     Where a table is used to present  information  about directors or officers, please divide the table between "independent" and "interested" persons.

          The requested change has been made throughout the Proxies.

  KANSAS CITY, MISSOURI o ST. LOUIS, MISSOURI o OVERLAND PARK, KANSAS o OMAHA,
  NEBRASKA o SPRINGFIELD, MISSOURI o EDWARDSVILLE, ILLINOIS o WASHINGTON, D.C.
                            o LONDON, UNITED KINGDOM

                         AFFILIATES: LEEDS o MANCHESTER
                       MEMBER OF THE WORLD SERVICES GROUP

Larry L. Greene
Securities and Exchange Commission
January 27, 2006

Proposal One

     In the third  paragraph on page 2, omit the reference to "this proposal" in the second sentence.

          The requested change has been made to the Proxies.

Proposal Two

     For how long could the Company exercise the authority to issue shares below
     NAV?

          In  light  of  the  Staff's  position  that a fund  may  not  exercise authority to issue shares  below NAV after an  unreasonable  period of time has elapsed since  obtaining  stockholder  approval,  the Proxies have been modified to indicate that the Companies will not sell shares below NAV pursuant to the authority  granted under  Proposal Two after the Companies' 2007 stockholders meetings, unless the Companies obtain additional  approval from the Companies'  respective  stockholders  at their 2007 stockholders' meetings.

     Do the  Companies  know  the  size of the  offerings  which  would  be made pursuant to the authority granted under Proposal Two?

          The Companies do not know the size or other terms of such offerings at this time.  The  Companies'  Boards of Directors  would need to assess those matters when the market opportunities present themselves.

     Can you provide  assurance  that the  Companies  will not sell shares below market price?

          The  Companies  have  added  the  statement  at the  end of the  third paragraph  indicating  that  its  shares  will be sold at fair  market value.

     In light of the  discussion  regarding  the tendency of  closed-end  funds'
     shares to trade at prices below NAV, it would be helpful to demonstrate the difference  between the price the Companies' shares have traded as compared to their NAV over time.

          In the TYN Proxy,  TYN has added a  sentence  in  paragraph  two which provides  this  information.  Because  TYY has traded  publicly  for a longer period of time, TYY has added a table with this information.

     Can you  further  clarify  condition  number  two as to how the 1% limit on dilution will be calculated?

          The Companies  have  modified the language in condition  number two to further clarify the

Larry L. Greene
Securities and Exchange Commission
January 27, 2006

          condition.

     The  explanation of the effect of abstentions  and broker  non-votes in the last paragraph of Proposal Two is confusing.

          The  Companies  have divided this  paragraph  into two  paragraphs  to clarify  the  discussion  of the  effect  of  abstentions  and  broker non-votes.

     Have the Companies' Boards of Directors approved Proposal Two?

          The  Companies  have  added  a  statement  at the  end  of the  second paragraph indicating the respective Board of each Company has approved
          Proposal Two.

Other Matters

     In  the  discussion  of  the  quorum  requirements,   please  explain  what
     abstentions and broker non-votes are.

          Additional explanation was added at the top of page 19.

     In the discussion  under "Other Proposals and  Nominations,"  the first and second sentences are  inconsistent in that the first sentence  suggests the discussion  relates to proposals a stockholder  would not want included the next proxy statement, while the last sentence relates to the inclusion of a stockholder proposal in the next proxy statement.

          This discussion has been clarified in the first and second  paragraphs under  "Stockholder  Proposals  and  Nominations  for the 2007  Annual
          Meeting."

Proxy Card

     Please remove the  capitalization  from the statement  indicating  that the proxy, when properly executed, will be voted in the manner directed.

          The requested change has been made.

Larry L. Greene
Securities and Exchange Commission
January 27, 2006

The Companies acknowledge that:

     They are  responsible  for the adequacy and accuracy of the  disclosure  in their filings;

     Staff  comments or changes to disclosure  in response to staff  comments in the filings  reviewed by the staff do not  foreclose  the  Commission  from taking any action with respect to the filing; and

     The Companies may not assert staff  comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you very much for your  review of the  Proxies,  and please  call the undersigned at (816) 983-8316 with any questions you may have.

                                       Sincerely,

                                       /s/ KIRSTIN PACE SALZMAN

                                       Kirstin Pace Salzman
KPS/dp
Enclosures